                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10SB12G/A

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             ISA INTERNATIONALE INC.
                             -----------------------
                 (Name of Small Business Issuer in its charter)

Delaware                                                  41-1890229
--------                                                  ----------
(State of Incorporation)                     (I.R.S. Employer Identification No)

204 Central Ave., Suite 111, Faribault, Minnesota                     55021
-------------------------------------------------                    -------
     (Address of principal executive offices)                      (Zip Code)

Issuer's Telephone number - 1-(800)434-3198

Securities to be registered pursuant to Section 12(b) of the Act.

None
----

Securities to be registered pursuant to Section 12(g) of the Act.

                         Common Stock, $.0001 par value
                         ------------------------------
                                (Title of Class)

                     ISA INTERNATIONALE INC. and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                          September 30, 1999  September 30, 1998
                                                                          --------------------------------------
                                                                                 (unaudited)         (unaudited)
CURRENT ASSETS:
  Cash                                                                 $               19552              801390
  Accounts Receivable:
    Trade                                                                             392692
    Other                                                                               1750

  Prepaid Expense                                                                       9315
  Notes Receivable                                                                                          3036
                                                                          --------------------------------------
  Total Current Assets:                                                               423309              804426
                                                                          --------------------------------------
EQUIPMENT and IMPROVEMENTS, at cost:
  Satellite & Transmission                                                            313854
  Office & Computers                                                                  133490
  Vehicle                                                                               1500
  Leasehold Improvements                                                               23000
                                                                          --------------------------------------
                                                                                      471844
  Less, accumulated depreciation thereon                                              -68186
                                                                          --------------------------------------
                                                                                      403658
                                                                          --------------------------------------
OTHER ASSETS:
  Deposits                                                                             19678
  Deferred Income Taxes                                                                 4000
                                                                          --------------------------------------

       TOTAL ASSETS:                                                                  850645              804426
                                                                          ======================================

                                  LIABILITIES
CURRENT LIABILITIES:

  Accounts Payable                                                                    431128
  Accrued Liabilities                                                                  37476               25820
  Deferred Income Taxes                                                                 4000
                                                                          --------------------------------------
  Total Current Liabilities:                                                          472604               25820
                                                                          --------------------------------------
DEFERRED RENT:                                                                          9529
                                                                          --------------------------------------

                                     EQUITY
STOCKHOLDERS' EQUITY:
  Preferred Stock, Authorized 5,000,000 Shares, Par Value $.0001
     None Outstanding                                                                      0                   0
  Common Stock, Authorized 30,000,000 Shares, Par Value $.0001
     Issued and Outstanding, 14,382,215 Shares                                          1438                1407
  Paid In Capital in Excess of Par Value                                             2566032             1240782
  Accumulated (Losses) Earnings                                                     -2198958             -463583
                                                                          --------------------------------------
  Total Equity                                                                        368512              778606
                                                                          --------------------------------------
       TOTAL LIABILITIES & EQUITY                                      $              850645              804426
                                                                          ======================================

                       See Notes to Financial Statements

                    ISA INTERNATIONALE INC. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF OPERATIONS
             For The Nine Months Ended September 30, 1999 and 1998

                                                                                                               Cumulative
                                                                                                                 amounts
                                                                                                                  since
                                                                   September 30, 1999  September 30, 1998       Inception
                                                                   -------------------------------------------------------
                                                                          (unaudited)         (unaudited)      (unaudited)
Net sales                                                       $             2389139                   0          2424252

Cost of products sold                                                         1969683                   0          1985838
                                                                   -------------------------------------------------------
     Gross Margin                                                              419456                   0           438414
                                                                   -------------------------------------------------------
Operating expenses:
     Selling and Marketing                                                     392396               18910           441045
     Engineering and Programming                                               683624               31305           865937
     Warehousing and Shipping                                                  104992                   0           152638
     General and Administrative                                                623225              343671           859311
     Depreciation                                                               68186                   0            75801
     Pre-operating costs                                                            0                   0           209085
                                                                   -------------------------------------------------------
                                                                              1872423              393886          2603817
                                                                   -------------------------------------------------------
     Income (loss) from operations                                           -1452967             -393886         -2165403

Other income (expenses)
     Interest Income                                                             1217               18107            37634
     Other Charges                                                                  0                   0           -71189
                                                                   -------------------------------------------------------
     Net income (loss) before income tax provision (benefit)                 -1451750             -375779         -2198958

Income tax expense                                                                  0                   0                0
                                                                   -------------------------------------------------------
Net income (loss)                                                            -1451750             -375779         -2198958

Accumulated (Losses) Earnings, beginning of period                            -747208              -87804                0
                                                                   -------------------------------------------------------
Accumulated (Losses) Earnings, end of period                                 -2198958             -463583         -2198958
                                                                   =======================================================


Basic Loss per common share                                                      -.10                -.03
                                                                   =======================================================

Weighted average shares outstanding                                          14823115            13721150
                                                                   =======================================================



                       See Notes to Financial Statements

                    ISA INTERNATIONALE INC. and Subsidiaries
                     CONSOLIDATED STATEMENTS OF OPERATIONS
             For The Three Months Ended September 30, 1999 and 1998

                                                                          September 30, 1999  September 30, 1998
                                                                          --------------------------------------
                                                                                 (unaudited)         (unaudited)
Net sales                                                              $             1137674                   0

Cost of products sold                                                                 914376                   0
                                                                          --------------------------------------
     Gross Margin                                                                     223298                   0
                                                                          --------------------------------------
Operating expenses:
     Selling and Marketing                                                            287345               18910
     Engineering and Programming                                                       42337               31305
     Warehousing and Shipping                                                          19312                   0
     General and Administrative                                                        47510              186717
     Depreciation                                                                      28949                   0
                                                                          --------------------------------------
                                                                                      425453              236932
                                                                          --------------------------------------
     Income (loss) from operations                                                   -202155             -236932

Other income (expenses)
     Interest Income                                                                     280                5811
                                                                          --------------------------------------
     Net income (loss) before income tax provision (benefit)                         -201875             -231121

Income tax expense                                                                         0                   0
                                                                          --------------------------------------
Net income (loss)                                                                    -201875             -231121

Accumulated (Losses) Earnings, beginning of period                                  -1997083             -232462
                                                                          --------------------------------------
Accumulated (Losses) Earnings, end of period                                        -2198958             -463583
                                                                          ======================================


Basic Loss per common share                                            $                -.01                -.02
                                                                          ======================================

Weighted average shares outstanding                                                 14823115            13721150
                                                                          ======================================


                       See Notes to Financial Statements

                    ISA INTERNATIONALE INC. and Subsidiaries
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                  For The Nine Months Ended September 30, 1999

                                 Common Stock
                               --------------------
                                                Par    Paid-In     Accumulated
                                     Shares   Value    Capital        Deficit           Total
                               --------------------  ---------     ----------     -----------
                                            $       $                 $       $
Balances, December 31, 1998:       13690135    1369    1395061        -747208          649222


 Issuance of common stock
 for cash & precious metals
 on warrant conversions             2342080     234    1770806                        1171040

 Redemption of shares from
 founders                          -1650000    -165        165                              0

 Net Loss                                                            -1451750        -1451750
                               -------------------------------        -------     -----------

                                            $       $                 $       $
Balances September 30, 1999:       14382215    1438    2566032       -2198958          368512
                               ==============================================================



                       See Notes to Financial Statements

                    ISA INTERNATIONALE INC. and Subsidiaries
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             For The Nine Months Ended September 30, 1999 and 1998

                                                                          September 30, 1999  September 30, 1998
                                                                          --------------------------------------
                                                                                 (unaudited)         (unaudited)
Reconciliation of net income to net cash
 provided by flows from operating activities:

 Net loss                                                              $            -1451750             -375775

 Adjustment to reconcile net loss to net cash flows
  from operating activities
    Depreciation and amortization                                                      60551                   0

    Changes in assets & liabilities:
      Stock issued for services                                                                           200400
      Accounts receivable increase                                                   -386069                   0

      Prepaid expense increase                                                         -9315                   0
      Deposit decrease                                                                 95833                   0

      Accounts payable increase                                                       392666               25561
      Accrued liabilities decrease                                                     -2774                   0
                                                                          --------------------------------------
    Net cash flows from operating activities                                        -1300858             -149814
                                                                          --------------------------------------
Cash flows from investing activities:
    Acquisition of equipment and leasehold improvements                               -37230                   0
                                                                          --------------------------------------
    Net cash flows from investing activities                                          -37230                   0
                                                                          --------------------------------------
Cash flows from financing activities:
    Proceeds from issuance of common stock from warrant conversions                  1171040                   0
    Proceeds from issuance of common stock less notes receivable due                                      550140

                                                                          --------------------------------------
    Net cash flows from financing activities                                         1171040              550140
                                                                          --------------------------------------

    Net decrease in cash and cash equivalent                                         -167048              400326


Cash and cash equivalent - beginning of period                                        186600              401064
                                                                          --------------------------------------


Cash and cash equivalent - end of period                               $               19552              801390
                                                                          ======================================



                       See Notes to Financial Statements

                    ISA INTERNATIONALE, INC. AND SUBSIDIARIES

              NOTE TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999


1.     CONSOLIDATION AND BASIS OF PRESENTATION

       CONSOLIDATION

       The accompanying consolidated unaudited financial statements of ISA Internationale, Inc. and Subsidiaries included the accounts of ISA Internationale Inc. and its wholly owned subsidiaries Internationale Shopping Alliance, Inc., and International Strategic Assets, Inc. All significant intercompany transactions and accounts have been eliminated in consolidation.

       BASIS OF PRESENTATION

       The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions contained in Regulation S-B. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. The unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's audit report for the year ended December 31, 1998.

       USE OF ESTIMATES

       The preparation of the financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

       CASH AND CASH EQUIVALENTS

       Cash and cash equivalents include cash on hand, cash in banks and money market funds with maturities of three months or less.

       PROPERTY AND EQUIPMENT

       Property and equipment are carried at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. When assets are retired or otherwise disposed of, the cost and regulated accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. The cost of maintenance and repairs are expensed as incurred and significant renewals and betterments are capitalized.

       The Company has idle assets in the amount of $443,164 at September 30, 1999 that relate to their television shopping operations. All shopping operations have temporaliy ceased. The Company intends to commence shopping operations again in the year 2000, subject to the obtainment of sufficient additional working capital. Depreciation provisions continue to be computed on these assets through September 30, 1999.

       NET SALES

       Sales included both merchandise sales and commodity sales of gold related products and coins. Merchandise sales are reduced by incentive discounts and sales returns to arrive at net sales. Sales are recorded for credit cards sales upon transaction authorization, and for check sales upon receipt of customer payment, which does not vary significantly from the time goods are shipped. The Company's sales policy allows merchandise to be returned at the customer's discretion, generally up to 30 days. Allowances for returned merchandise and other adjustments are provided based upon past experience.

       Commodity sales of gold coins and related products are recorded as a sale upon the order and acceptance by the customer. The company proceeds to purchase the gold products and then complete shipment upon full payment by the customer.

       INCOME TAXES

       The Company follows FASB No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Items with differences between financial and income tax bases include net operating loss carryforwards and the treatment of start-up costs. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

       BASIC LOSS PER COMMON SHARE

       Basic loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted and basic loss per common share is the same amounts for each of the periods presented. In loss periods, dilative common equivalent shares are excluded, as the effect would be dilative.

4      PROPERTY AND EQUIPMENT

       Property and equipment consisted of the following at September 30, 1999:

                  Broadcast equipment                       $            313,854
                  Furniture and fixtures                                  56,519
                  Computer and telephone equipment                        78,471
                  Leasehold improvements                                  23,000

                                                            $            471,844

       At September 30, 1999, $443,164 of the above property and equipment was idle and not in operation due to television shopping operations being ceased at the Company's facilities in Knoxville, TN. It is the opinion of management that no material loss would occur to the Company if the shopping operations did not commence in the future and the Company was to sell the idle equipment and property. Depreciation provisions continue to be computed on all of the equipment for the nine months through September 30, 1999. Depreciation charged to operations was $ 60,571 in 1999.

5.     INCOME TAX

       As of September 30, 1999, the Company had approximately $2,198,000 of net operating loss carryforwards for federal and state income tax purposes that are available to offset future taxable income throughout the year 2014. Certain restrictions caused by the change in ownership resulting from sales of stock may limit annual utilization of the net loss carryforwards.

6.     LEASES

       The Company leases office and production facilities in Knoxville, TN., under operating lease agreements with an entity owned by a shareholder, which expires in September 2003, and calls for escalating rent payments from $6,303 to $11,435 per month over the term of the agreement. This lease provided for a five-year renewal term at the option of the Company, with rent increases of five percent per year. Rent expense was $46,603 for the nine months ended September 30, 1999. The Company is not currently operating their shopping operations in these facilities at September 30, 1999 and is intending to sublet portions of the space to prospective new tenants. Should the Company not sublet the leased space, the resulting future losses would approximate the following amounts until the lease expires or is mutually terminated.

       Total future minimum lease payments are as follows:

            1999                              $      18,939
            2000                                    178,686
            2001                                    126,021
            2002                                    132,323
            2003                                    102,919

       The Company also leases office space for its Gold products operations under a lease that runs through 2004 with monthly rent payments in the amount of $6,182 and rent increases in the amount of four per cent per year. Rent expense was $37,816 for the nine months ended September 30, 1999.

       Total future minimum lease payments are as follows:

            1999                              $      18,546
            2000                                     77,331
            2001                                     82,661
            2002                                     86,745
            2003                                     91,714

7.     EQUITY

       WARRANTS

       Between October 1997 and September, 1999, the Company issued warrants that are exercisable over 5 years, to purchase 6,513,000 shares of $.0001 par value common stock at $1.00 per share. These warrants were issued as part of common stock transactions. In December 1998, 553,000 warrants were canceled as part of common stock redemptions.

       SHARES RESERVED FOR FUTURE ISSUANCE

       At September 30, 1999, common stock was reserved for the following purposes:

            Exercise of stock warrants                         5,960,000

8.     Subsequent Events

       In October and November, 1999, the Company has received $ 400,000 from a current shareholder from a private placement 12 % convertible debenture program. The Company is attempting to secure additional investments with the convertible debenture offering.

8.     Segment Information

                                     Three months                  Three months
                               Ended September 30, 1999      Ended September 30, 1998

                               Shopping      Gold Products    Shopping   Gold Products
        Segment profit (loss)  $ (254,988)   $  53,113      $ (231,121)
        Segment assets         $  365,453    $ 485,192      $  804,426


                                      Nine months                   Nine months
                               Ended September 30, 1999      Ended September 30, 1998

                               Shopping      Gold Products    Shopping   Gold Products
        Segment profit (loss)  $ (1,515,521) $    63,771    $ (375,779)
        Segment assets         $    365,453  $   485,192    $  804,426



            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


Results of Operations

Quarter ended September 30, 1999 vs 1998:

Sales for the third quarter of 1999 were soley from the Company's subsidiary, International Strategic Assets, Inc. There were no sales by the Company in the third quarter of 1998. There were no sales in the third quarter of 1999 by the Company's shopping subsidiary, Internationale Shopping Alliance, Inc., as all of its operations ceased in the second quarter of 1999.

Cost of sales in the third quarter of 1999 relate principally to gold products sales. Selling and marketing, warehousing and shipping and general and administrative expenses are also principally from gold products. The Company's loss from shopping for the third quarter of 1999 is $254,499, whereas the gold products had a net income of $53,113. Additional expenses are continuing to be incurred for the shopping division even though all operations have ceased at September 30, 1999. It is the intent of management to commence shopping operations if sufficient additional working capital can be obtained. General and administrative expenses decreased in the third quarter ended September 30, 1999 because shopping division expenses decreased substiantially.

Nine months ended September 30, 1999 vs 1998:

Sales for the nine months ended September were soley from the Company's gold products subsidiary except for $ 50,538 from the Company's shopping subsidiary. As stated above, shopping operations have ceased until sufficient additional working capital can be obtained from new investors or current shareholders.

Cost of sales for the nine months ended September 30, 1999 is also substiantially from the gold products subsidiary. Engineering and programming expense relates entirely to the shopping subsidiary. Warehousing and shipping, general and administrative and depreciation also relate substiantially to the shopping subsidiary. The Company's loss from the shopping subsidiary amounts to $(1,515,521) whereas the gold products subsidiary reported net profit in the amount of $ 63,771, respectfully, for the nine months ended September 30, 1999.

Liquidity and Capital Resources

At September 30, 1999, the Company had sufficient working capital to sustain the gold products subsidiary operations. All future shopping operations well depend upon the Company's successful obtainment of sufficient adequate working to commence shopping operations in the future.

Part II. Other Information
--------------------------

Item 6.   Exhibits and Report on Form 8-K

          Exhibits - None

          Reports on Form 8-K - None

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 15 day of November, 1999.

                                           ISA INTERNATIONALE INC.

                                         By
                                           ------------------------------
                                              Gerald J. Durand, President
                                              and Chief Executive Officer

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in their capacities and on the dates indicated.

Signature                 Title                                              Date
---------                 -----                                              ----

/s/ Gerald J. Durand
------------------------  President, CEO and Director                        November 15, 1999
Gerald J. Durand

/s/ Bernard L. Brodkorb
------------------------  Treasurer, Chief Financial Officer and Director    November 15, 1999
Bernard L. Brodkorb

/s/ Ronald G. Wolfbauer
------------------------  Director                                           November 15, 1999
Ronald G. Wolfbauer
